January 22, 2021

Via Edgar

Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Jeffrey Gordon
Ms. Mindy Hooker

Re: Vera Bradley, Inc.
Form 10-K for the Year Ended February 1, 2020
Filed March 31, 2020
File No. 001-34918

Dear Mr. Gordon and Ms. Hooker:

This letter sets forth the response of Vera Bradley, Inc. (referred to herein as the “Company”) to the comments on the above-referenced filing provided by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated January 19, 2021.

The Staff's comment is restated below in bold and italics type and is followed by the Company's response.

Form 10-K filed March 31, 2020

Item 8. Financial Statements and Supplementary Data
Report of Independent Registered Public Accounting firm, page 56

1.Please tell us how you determined that you complied with Rule 2-05 of Regulation S-X given that your principal auditor makes reference to the work of other auditors in the final paragraph of their report.

January 22, 2021

COMPANY RESPONSE:

We acknowledge the Staff’s comment and respectfully advise the Staff that Rule 2-05 of Regulation S-X does not apply. We discussed this matter with our auditors and advise the Staff that the reference to the work of other auditors in the final paragraph of their report on the financial statements was a clerical error. We refer you to Form AP filed by Deloitte & Touche LLP on April 15, 2020 with the Public Company Accounting Oversight Board noting Deloitte & Touche LLP did not divide responsibility for the audit. We believe this clerical error is not significant to investors and other users of our financial statements that would be relying on the auditors’ report. As such, we will correct this error prospectively upon filing our next Form 10-K on or about March 31, 2021.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 260-207-5244.

Sincerely,

/s/ John Enwright

John Enwright
Chief Financial Officer